EXHIBIT 11
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended September 30
Amounts in millions except per share amounts	2011	2010
BASIC NET EARNINGS PER SHARE
Net earnings	$3,024	$3,081
Preferred dividends, net of tax benefit	55	53
Net earnings available to common shareholders	$2,969	$3,028

Basic weighted average common shares outstanding	2,755.9	2,828.5

Basic net earnings per common share	$1.08	$1.07

DILUTED NET EARNINGS PER SHARE
Diluted net earnings	$3,024	$3,081

Basic weighted average common shares outstanding	2,755.9	2,828.5
Add potential effect of:
Conversion of preferred shares	125.4	130.5
Exercise of stock options and other Unvested Equity awards	64.5	66.6
Diluted weighted average common shares outstanding	2,945.8	3,025.6

Diluted net earnings per common share	$1.03	$1.02